November 15, 2010

United States Securities and Exchange Commission

Attention: David R. Humphrey, Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re:	Callaway Golf Company
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 1-10962

and

Definitive 14A

Filed April 1, 2010

File No. 1-10962

Dear Mr. Humphrey:

We are currently in the process of preparing a response to your letter dated November 2, 2010 concerning the above referenced filings and respectfully request additional time to file our response. Pursuant to our conversation today with Ms. Beverly A. Singleton of your office, we agreed to submit our response on or before November 30, 2010.

Please do not hesitate to contact me at (760) 804-4056 if you have any questions regarding this matter.

Very truly yours,

/S/ BRIAN P. LYNCH
Brian P. Lynch
Vice President and Corporate Secretary

Callaway Golf Company    2180 Rutherford Road    Carlsbad, CA 92008-7328    T (760) 931 1771